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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [October] 2003

                               MIRAE CORPORATION
                (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                               REPUBLIC OF KOREA
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F (X)               No        Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ( )                     No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

           The registrant files with the Korea Securities Exchange the notice dated October 2, 2003. Attached is English language version of the notice.

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The following table sets forth the confirmation of issuing price of Mirae
Corporation's capital increase.

-----------------------------------------------------------------------------------------
1. Issuing Price               Non-bearer Common Stock                        1,020 won
                             ------------------------------------------------------------
                               Non-bearer Preferred Stocks                            -
-----------------------------------------------------------------------------------------
2. Other This is the confirmation of issuing price for capital increase.

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* Related disclosure date      September 15, 2003

-----------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 2, 2003



By    MiRi Chung
   ----------------
Mi-Ri Chung

Mirae Corporation

Public Disclosure Representative
Of Investor Relations Team